EXHIBIT 99.53
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any other state securities laws and, subject to certain exceptions, may not be offered or sold in the United States. See “Plan of Distribution”.
Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Student Transportation Inc. at 3349 Highway 138, Building B, Suite D, Wall, New Jersey 07719, telephone 732-280-4200, and are also available electronically at www.sedar.com.
SHORT FORM PROSPECTUS

New Issue	May 31, 2011
STUDENT TRANSPORTATION INC.
US$60,000,000
6.25% Convertible Subordinated Unsecured Debentures

Price: US$1,000 per Debenture

This short form prospectus qualifies the distribution (the “Offering”) of US$60,000,000 aggregate principal amount of convertible subordinated unsecured debentures (“Debentures”) of Student Transportation Inc. (the “Issuer”) due June 30, 2018 (the “Maturity Date”) at a price of US$1,000 per Debenture. The Debentures bear interest at an annual rate of 6.25% payable semi-annually in arrears on June 30 and December 31 of each year (an “Interest Payment Date”), commencing on December 31, 2011. The December 31, 2011 interest payment will represent accrued interest from the closing of the Offering to December 31, 2011. The Debentures will be governed by a trust indenture (the “Indenture”) to be dated as of the Closing Date and to be entered into between the Issuer and Computershare Trust Company of Canada (the “Indenture Trustee”). The Issuer will utilize the proceeds from the sale of the Debentures to repay indebtedness under the Issuer’s credit facilities and for general corporate purposes. The Issuer’s registered head office is located at 160 Saunders Road, Unit 6, Barrie, Ontario, L4N 9A4.

Conversion Privilege
Each Debenture will be convertible at the option of the holder of the Debenture (the “Debentureholder”) at any time prior to the close of business on the earlier of the business day immediately preceding the Maturity Date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, into 105.2632 common shares of the Issuer (“Common Shares”) for each US$1,000 principal amount of Debentures, representing a conversion price of US$9.50 per share (the “Conversion Price”) (representing a conversion premium of approximately 40%), subject to adjustment in accordance with the terms of the Indenture. Debentureholders converting their Debentures will be entitled to receive accrued and unpaid interest up to but excluding the date of conversion. See “Description of Debentures — Conversion”.
The Debentures will not be redeemable on or before June 30, 2014. On and after July 1, 2014 but prior to June 30, 2016, the Debentures will be redeemable, in whole or in part, from time to time, at the option of the Issuer on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to the principal amount thereof plus accrued and unpaid interest up to but excluding the Redemption Date (as defined herein), provided that (i) the Weighted Average Trading Price (as defined herein) of the Common Shares on the NASDAQ for the 20 consecutive Trading Days (as defined herein) ending five Trading Days preceding the date on which the notice of redemption is given is not less than 125% of the Conversion Price, or (ii) if at the time of redemption the common shares are not listed on the NASDAQ, the Weighted Average Trading Price of the Common Shares on the Toronto Stock Exchange (the “TSX”) for the 20 consecutive Trading Days ending five Trading Days preceding the date on which the notice of redemption is given (converted into US dollars at the daily Bank of Canada noon rate of exchange posted on the Business Day immediately preceding the date on which the notice of redemption is given) is not less
(continued on next page)

than 125% of the Conversion Price. On and after June 30, 2016 but prior to the Maturity Date, the Debentures will be redeemable, in whole or in part, from time to time, at the option of the Issuer on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to the principal amount thereof plus accrued and unpaid interest up to but excluding the Redemption Date.
Subject to regulatory approval and provided no Event of Default (as defined herein) has occurred and is continuing, the Issuer may, at its option, on not more than 60 days and not less than 40 days prior notice, repay the principal amount of the Debentures due on redemption or maturity through the issuance of that number of freely tradeable Common Shares obtained by (i) dividing the principal amount of the outstanding Debentures to be redeemed or that have matured by 95% of the Weighted Average Trading Price of the Common Shares on the NASDAQ for the 20 consecutive Trading Days ending five Trading Days preceding the Redemption Date or the Maturity Date or (ii) if on redemption or maturity the common shares are not listed on the NASDAQ, dividing the principal amount of the outstanding Debentures to be redeemed or that have matured by 95% of the Weighted Average Trading Price of the Common Shares on the TSX for the 20 consecutive Trading Days ending five Trading Days preceding the Redemption Date or the Maturity Date (converted into US dollars at the daily Bank of Canada noon rate of exchange posted on the business day immediately preceding the Redemption Date or Maturity Date, as the case may be) as applicable. In addition, subject to regulatory approval, Common Shares may be issued to the Indenture Trustee and sold, with the proceeds used to satisfy the obligations to pay interest on the Debentures. See “Description of Debentures — Method of Payment”.
There is currently no market pursuant to which the Debentures may be sold and purchasers may not be able to resell securities purchased under this short form prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See “Risk Factors”.
The issued and outstanding Common Shares are listed on the TSX under the symbol “STB”. On May 16, 2011, the last trading day prior to the public announcement of this Offering, the closing price of the Common Shares on the TSX was $6.64 per Common Share. On May 30, 2011 the closing price of the Common Shares on the TSX was $6.72 per Common Share. The TSX has conditionally approved the listing of the Debentures and the Common Shares issuable upon the conversion of the Debentures, including Common Shares issuable on a conversion premium in the event of a Change of Control (as defined herein) of the Issuer resulting from a Cash Change of Control (as defined herein), on the TSX. Listing will be subject to the Issuer fulfilling all of the requirements of the TSX on or before August 17, 2011.
The price and terms of the Offering were determined by negotiation between the Issuer and Scotia Capital Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Raymond James Ltd. and Wellington West Capital Markets Inc. (collectively, the “Underwriters”).

	Price to the Public		Underwriters' Fee(1)		Proceeds to Issuer (2)
Per Debenture	US$	1,000	US$	40	US$	960

Total	US$	60,000,000	US$	2,400,000	US$	57,600,000

Notes:

(1)	The Underwriters’ fee (the “Underwriters’ Fee”) is equal to 4.00% of the gross proceeds of the Offering. See “Plan of Distribution”.

(2)	After deducting the Underwriters’ Fee but before deducting the expenses of the Offering which are estimated to be approximately US$470,000.
The Underwriters, as principals, conditionally offer the Debentures, subject to prior sale, if, as and when issued by the Issuer and accepted by the Underwriters in accordance with the conditions contained in the agreement dated May 24, 2011 between the Issuer and the Underwriters in respect of the Offering (the “Underwriting Agreement”) referred to under “Plan of Distribution” and subject to approval of certain legal matters on behalf of the Issuer by Goodmans LLP and on behalf of the Underwriters by Torys LLP. The Debentures are to be taken up by the Underwriters, if at all, on or before a date not later than 42 days after the date of receipt of the short form prospectus.
A Canadian chartered bank affiliate of each of Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc. and Raymond James Ltd. is a lender to affiliates of the Issuer under existing credit facilities. Consequently, the Issuer may be considered a connected issuer of Scotia Capital Inc., BMO Nesbitt Burns Inc. and CIBC World Markets Inc. under applicable securities laws in certain Canadian provinces and territories. See “Relationship between Issuer and Underwriters”.
Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Debentures at levels other than those which might otherwise prevail on the open market. See “Plan of Distribution”.

ii

Subscriptions for Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Book-entry only certificates representing the Debentures will be issued in registered form to CDS Clearing and Depository Services Inc. (“CDS”) or its nominee as registered global securities and will be deposited with CDS on the date of issue of the Debentures, which is expected to occur on or about June 7, 2011 (the “Closing Date”). Debentureholders will not be entitled to receive physical certificates representing their ownership. See “Plan of Distribution” and “Description of Debentures — Book-Entry Settlement and Clearance”.
The Issuer’s earnings coverage ratio for the twelve month period ending March 31, 2011 was less than one to one. See “Earnings Coverage Ratio”.
An investment in the Debentures involves a high degree of risk. An investment in the Debentures should be considered speculative due to various factors. An investment in the Debentures should only be made by persons who can afford the total loss of their investment. See “Special Note Regarding Forward-Looking Information” and “Risk Factors”.
The Offering is in United States dollars. The reporting currency of the Issuer is the United States dollar. See “Exchange Rates”.

iii

Prospective investors should rely only on the information contained or incorporated by reference in this short form prospectus. The Issuer has not authorized anyone to provide different information. If an investor is provided with different or inconsistent information, he, she or it should not rely on it. The Issuer is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. Prospective investors should assume that the information appearing in this short form prospectus is accurate as of the date on the front cover of this short form prospectus only, regardless of the time of delivery of this short form prospectus or of any sale of the Debentures.

ELIGIBILITY FOR INVESTMENT
In the opinion of Goodmans LLP, counsel to the Issuer, and Torys LLP, counsel to the Underwriters, provided that the Debentures, or in the case of the Common Shares, the Common Shares, are listed on a “designated stock exchange”, as defined in the Income Tax Act (Canada) as amended, including the regulations promulgated thereunder (the “Tax Act”), which currently includes the NASDAQ and the TSX, the Debentures being offered pursuant to this short form prospectus and the Common Shares issuable on the conversion, redemption or maturity of the Debentures, if issued on the date hereof, would be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds, deferred profit sharing plans (except, in the case of the Debentures, a deferred profit sharing plan to which the Issuer, or an employer that does not deal at arm’s length with the Issuer, has made a contribution), registered disability savings plans and tax-free savings accounts (a “TFSA”).
Notwithstanding the foregoing, if the Debentures or Common Shares are “prohibited investments” for purposes of a TFSA, a holder of such account will be subject to a penalty tax as set out in the Tax Act. Debentures or Common Shares, as the case may be, will generally be a “prohibited investment” if the holder of a TFSA does not deal at arm’s length with the Issuer for purposes of the Tax Act or the holder of the TFSA has a “significant interest” (within the meaning of the Tax Act) in the Issuer or a corporation, partnership or trust with which the Issuer does not deal at arm’s length for purposes of the Tax Act. Tax Proposals (as defined herein) contain similar rules with respect to registered retirement savings plans and registered retirement income funds. Holders should consult their own tax advisors in this regard.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Student Transportation Inc., at 3349 Highway 138, Building B, Suite D, Wall, New Jersey 07719, telephone 732-280-4200. In addition, copies of the documents incorporated by reference herein may be obtained from the securities commissions or similar authorities in Canada through the internet at www.sedar.com.
The following documents, filed with the securities commissions or similar authorities in the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:
(a)	annual information form of the Issuer dated September 28, 2010 (the “AIF”);

(b)	management information circular of the Issuer dated September 28, 2010 distributed in connection with the annual and special meeting of shareholders held on November 11, 2010;

(c)	consolidated financial statements of the Issuer for the financial years ended June 30, 2010 and 2009, together with the notes thereto and the auditors’ report thereon;

(d)	management’s discussion and analysis of financial condition and results of operations of the Issuer for the financial years ended June 30, 2010 and 2009;

(e)	consolidated financial statements of the Issuer for the three and nine months ended March 31, 2011, together with the notes thereto;

(f)	management’s discussion and analysis of financial condition and results of operations of the Issuer for the three and nine months ended March 31, 2011; and

(g)	material change report of the Issuer dated May 24, 2011 filed in connection with this Offering.
Any material change reports (excluding confidential reports), business acquisition reports, interim financial statements, annual financial statements and the auditors’ report thereon, management’s discussion and analysis of financial condition and results of operations in respect of the periods covered by such annual financial statements, and management information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by the Issuer with the securities commissions or similar authorities in the provinces and territories of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.
MEANING OF CERTAIN REFERENCES
The Issuer, an Ontario corporation, is the issuer of the Debentures. Unless otherwise stated or the context otherwise requires, references in this short form prospectus to the “Issuer” refer to Student Transportation Inc., and references in this short form prospectus to “the Company”, “we” or “us” refer to the combination of the Issuer and all of its direct and indirect subsidiaries.
Throughout this short form prospectus, unless otherwise indicated, all references to GAAP are to accounting principles generally accepted in Canada (“Canadian GAAP”). The financial statements of the Issuer contained in this short form prospectus have been prepared in accordance with Canadian GAAP.
Unless expressly provided to the contrary, all monetary amounts in this short form prospectus refer to Canadian dollars. All references to “US$” are to United States dollars.
EXCHANGE RATES
The following table reflects (i) the low and high rates of exchange for one United States dollar (“US$”), expressed in Canadian dollars (“$”), during the periods noted, (ii) the rates of exchange at the end of such periods and (iii) the average of such exchange rates of each month during such periods, based on the Bank of Canada noon spot rate of exchange.

	12 months ended
	June 30, 2010	June 30, 2009
Low for the period	$0.9961	$1.0016
High for the period	$1.1655	$1.3000
Rate at the end of the period	$1.0606	$1.1625
Average noon spot rate for the period	$1.0555	$1.1662

	9 months ended
	March 31, 2011	March 31, 2010
Low for the period	$0.9686	$1.0113
High for the period	$1.0660	$1.1655
Rate at the end of the period	$0.9718	$1.0156
Average noon spot rate for the period	$1.0125	$1.0648

Source: Bank of Canada
On May 30, 2011, the Bank of Canada noon spot rate of exchange was US$1.00 = $0.9765.
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
This short form prospectus, including each of the documents incorporated by reference herein, may contain forward-looking information within the meaning of applicable Canadian securities laws about the Issuer including its business operations, strategy and future financial condition and results of operations. The purpose of forward-looking information is to provide the reader with information about management’s expectations and plans for the applicable period. Readers are cautioned that such information may not be appropriate for other purposes. Such information is based on the expectations of management of the Company and estimates about the markets in which the Company operates and management’s beliefs and assumptions regarding these markets. In some cases, forward-looking information may be identified by words such as “anticipate”, “believe”, “could”, “expect”, “plan”, “seek, “may”, “intend”, “will” and similar expressions. This information is subject to important risks and uncertainties, which are difficult to predict, and assumptions which may prove to be inaccurate. Some of the risk factors which could cause results or events to differ materially from expectations include but are not limited to: the ability to control certain operating expenses; significant capital expenditure requirements; the business of the Company depends on certain key personnel; a greater number of employees may join unions; the Company faces a number of risks in connection with its acquisition strategies; the ability to achieve its business objectives depends on many factors, many of which are beyond the control of the Company; the Company may be adversely affected by substantial competition in the school bus transportation industry and increased consolidation within the industry; the Company may be adversely affected by rising insurance costs; the Company may be adversely affected by current and new governmental laws and regulations; the Company may not be insured for certain losses; the Company may be adversely affected by environmental requirements; the school bus transportation industry is highly seasonal; the Company may not be able to maintain letters of credit or performance bonds required by transportation contracts; some of the Company’s customer contracts may be terminated due to factors beyond its control; the Company faces uncertain risks associated with its recently acquired oil and gas operations; the Company has not yet determined the impact of the transition from Canadian GAAP to International Financial Reporting Standards as required by the Canadian Accounting Standards Board; the current economic and financial market volatility has negatively impacted the Company; the Issuer is dependent on Student Transportation of America Holdings, Inc. (“STA Holdings”) and Parkview Transit Inc. (“Parkview Transit”) for all cash available for distributions; a significant amount of the cash is distributed, which may restrict potential growth; the Issuer may not receive dividends from STA Holdings or Parkview Transit provided for in the dividend policy the board of directors of STA Holdings and Parkview Transit, respectively, or any dividends at all; fluctuations in the exchange rate may impact the amount of cash available to the Issuer for distribution and the Company’s results of operations; the Company’s substantial consolidated indebtedness could negatively impact the business; changes in the Issuer’s creditworthiness may affect the value of the Debentures; the restrictive covenants of the senior credit facility between the Company and a syndicate of financial institutions dated as of December 14, 2006 and most recently amended and restated on February 4, 2011 in the form of a secured credit facility in the approximate amount of $140 million (including a US$95 million loan facility and a $45.0 million loan facility), for working capital, capital expenditure and growth expenditure borrowings, or any successor senior credit facility, as the same may be amended, supplemented or restated from time to time (the “Credit Facility”), the senior note agreement dated as of December 14, 2006 between the Company and two Canadian insurance companies in the form of a US$35 million senior secured facility, as the same may be amended, supplemented or restated from time to time (the “Senior Secured Note Purchase Agreement”), the indenture dated as of October 26, 2009 between the Issuer and Computershare Trust Company of Canada, as trustee, as the same may be amended, supplemented or restated from time to time (the “7.5% Debenture Indenture”) and the indenture dated as of June 21, 2010 between the Issuer and Computershare Trust Company of Canada, as trustee, as the same may be amended, supplemented or restated from time to time (the “6.75% Debentures”) could impact the Company’s business and affect its ability to pursue its business strategies; future sales of securities of the Issuer may, among other things, impact the price of the Debentures and could result in dilution; certain U.S. tax considerations may discourage third parties from pursuing a tender offer or other change of control transaction; there is no active public market for the Debentures and Debentureholders may have limited liquidity; the market price for the Debentures may be volatile; the Company’s interest deductions on the 14% subordinated notes of Student Transportation of America ULC (“STA ULC”) that were due December 21, 2016 (“Subordinated Notes”) are likely “dual consolidated losses” for U.S. federal income tax purposes and may result in disallowance of interest deductions if certain “triggering events” occur; the application of U.S. federal income tax corporate “inversion” rules is uncertain; and ownership change resulting from the initial public offering of the income participating securitiesTM (“IPSs”) of the Issuer and STA ULC may limit the ability to use certain losses for U.S. federal income tax purposes and may increase tax liability. See “Risk Factors”.
Some of these risk factors are largely beyond the control of the Company. In addition, a number of assumptions may be made in providing forward-looking information in this short form prospectus, including, but not limited to, certain Canadian economic assumptions, market assumptions, operational and financial assumptions, and assumptions about transactions, including that the Offering will be completed. Should any risk factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Unless otherwise indicated, forward-looking information does not take into account the effect that transactions or non-recurring or other special items announced or occurring after the date it is provided may have on the business of the Company. All of the forward-looking information reflected in this short form prospectus and the documents incorporated herein are qualified by these cautionary statements. There can be no assurance that the results or developments anticipated by the Issuer will be realized or, even if substantially realized, that they will have the expected consequences for the Issuer. Except as may be required by Canadian securities laws, the Issuer disclaims any intention and assumes no obligation to update or revise any forward-looking information, even if new information becomes available, as a result of future events or for any other reason. Readers should not place undue reliance on any forward-looking information.

THE ISSUER AND THE COMPANY
The Issuer is a corporation established under the laws of Ontario. The Issuer owns all of the Class A common shares of STA Holdings, representing a 98.9% voting interest, and 100% of the issued and outstanding common shares of Parkview Transit, a corporation formed by amalgamation under the laws of Ontario. STA ULC, an unlimited liability company organized under the laws of Nova Scotia, owns all of the preferred shares of STA Holdings. STA Holdings owns all of the issued and outstanding shares of Student Transportation of America, Inc. and all of the issued and outstanding common shares of STA ULC. The registered head office of the Issuer is located at 160 Saunders Road, Unit 6, Barrie, Ontario L4N 9A4.
The Company is the third largest provider of school bus transportation services in North America, conducting operations through wholly-owned operating subsidiaries. The Company has become a leading school bus transportation company, aggregating operations through the consolidation of existing providers, targeted bid-ins and conversion of in-house operations in the fragmented industry. Based on industry sources, educational institutions in North America spend approximately US$23 billion annually on school bus transportation. The Company currently provides school bus transportation services in Ontario, Canada and the following U.S. states: California, Connecticut, Florida, Illinois, Maine, Minnesota, New Hampshire, New Jersey, New York, Rhode Island, Pennsylvania and Vermont.
The Company’s services include home-to-school busing, special needs transportation and extracurricular and charter trips for school and other groups. The Company’s primary service of transporting students to and from school (referred to as “home-to-school” busing) comprises approximately 88% of revenue. Included in home-to-school busing is the transportation of students with special needs, or special education transportation. Special education transportation typically requires the transportation of students to destinations outside their home district and usually is performed with smaller monitored vehicles. Extracurricular transportation typically accounts for 7% of revenue. The Company also provides charter services for athletic events, field trips, summer camp routes and other non-school related charter services, and receives revenue associated with the oil and gas portfolio of assets acquired in connection with the acquisition of Canadex. These services and revenues account for approximately 5% of revenue. By successfully executing a business strategy that emphasizes safe, reliable, cost-efficient service, the Company has experienced strong and consistent growth in revenue, margins and earnings before interest, taxes, depreciation, amortization and lease rental expense. Approximately 88% of our revenue is contracted with an average term of three to eight years. Our growth through strategic acquisitions, targeted bid-in and conversion opportunities and, more recently, management services contracts, has successfully leveraged management strength and created operating efficiencies.
RECENT DEVELOPMENTS
The following is a summary of the significant developments in the operations and affairs of the Issuer which have occurred since June 30, 2010.
On July 15, 2010, the Company acquired all of the outstanding common stock of Leuschen Bros. Limited, a school bus operator based in Sudbury, Ontario, for approximately $19.3 million.
On December 21, 2010, the Company acquired all of the outstanding common stock of Kevah Konner, Inc., located in Pinebrook, New Jersey for approximately US$3.5 million.
On January 7, 2011, the Company acquired all of the outstanding common stock of Grand Island Transit Corporation, Ridge Road Express, Inc., a wholly owned subsidiary of Grand Island Transit Corporation, and Scholastic Transportation Management Services, Inc., all based in Lockport, New York. The aggregate purchase price of this acquisition was approximately US$23.5 million.
On February 16, 2011, the Company acquired all of the outstanding common stock of Ocean State Transit LLC, located in Middletown, Rhode Island. The aggregate purchase price of this acquisition was US$10.4 million.
On February 4, 2011, the Company refinanced its senior debt under its existing credit facility and entered into a new amended and restated credit agreement (the “Third Amended and Restated Credit Agreement”). The existing agreement had a maturity date of December 14, 2011. The Third Amended and Restated Credit Agreement has an initial commitment comprised of a US$95.0 million loan facility and a Cdn$45.0 million loan facility, both of which are available to fund working capital requirements, and to fund acquisitions and investment requirements for new revenue and bid-in contracts. The Company may request an increase to the initial commitment for up to US$100.0 million in additional commitments, so long as no default or event of default has occurred and is continuing. The Third Amended and Restated Credit Agreement has a five year term with a maturity date of February 4, 2016.
Borrowings under the Third Amended and Restated Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the credit agreement. Base Rate Loans bear interest at the base rate, as defined in the credit agreement (3.25% at March 31, 2011), plus the applicable margin, which ranges from 1.00% to 1.75%, depending on STA Holdings’ senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the credit agreement, plus the applicable margin, which ranges from 2.25% to 3.00%, depending on STA Holdings’ senior leverage ratio on the pricing date. The Company did not have any Eurodollar Loan borrowings at March 31, 2011. Borrowings under the Third Amended and Restated Credit Agreement are collateralized by the unencumbered assets of Parkview, STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Third Amended and Restated Credit Agreement are guaranteed by each of STA Holdings’ subsidiaries and by Parkview.
On May 16, 2011, the Company announced that it has been awarded several new contracts beginning in the upcoming school year, covering operations in southern California, New Jersey, Rhode Island and northern Ontario.
CONSOLIDATED CAPITALIZATION OF THE ISSUER
There have been no material changes in the Issuer’s share or loan capital, on a consolidated basis, since March 31, 2011. The following table sets forth the consolidated capitalization of the Issuer as at the dates indicated before and after completion of the Offering. This table should be read in conjunction with the financial statements of the Issuer (including the notes thereto) incorporated by reference into this short-form prospectus.

		As at March 31, 2011			As at March 31, 2011
		before giving effect to the			after giving effect to
Designation	Authorized	Offering			the Offering
Long-Term Debt, including the current portion(1)		US$	132,608,000		US$	75,478,000
7.5% Debentures		US$	35,352,000	(2)	US$	35,352,000	(2)
6.75% Debentures		US$	49,210,000	(3)	US$	49,210,000	(3)
Debentures — Liability Component			—		US$	56,582,000	(4)
Debentures — Equity Component			—		US$	548,000
Shareholders’ Equity:
Common Shares	Unlimited		59,697,388			59,697,388

(1)	Excludes the 7.5% Debentures, the 6.75% Debentures and the Debentures. Includes contra-liability in the amount of US$0.1 million relating to deferred loan costs on the Senior Notes issued pursuant to the Senior Secured Note Purchase Agreement.

(2)	Includes contra-liability amount of $1.2 million relating to deferred loan costs.

(3)	Includes contra-liability amount of $2.1 million relating to deferred loan costs on the 6.75% Debentures.

(4)	Includes contra-liability amount of US$2.8 million relating to deferred loan costs on the Debentures.
In accordance with the terms of a subscription agreement dated April 14, 2008 between the Issuer and SNCF Participations S.A. (“SNCF”), the Issuer has provided SNCF with (i) notice of the Offering, and (ii) the opportunity to concurrently acquire, by way of a private placement at the offer price per Debenture under the Offering, such amount of Debentures so that SNCF may maintain its current ownership percentage of the Issuer (assuming full conversion of the Debentures). To the knowledge of the Issuer, SNCF currently owns approximately 14.46% of the issued and outstanding Common Shares.
USE OF PROCEEDS
The estimated net proceeds to be received by the Issuer from the Offering is US$57,130,000, after the Underwriters’ Fee and expenses of the Offering (estimated to be, together, US$2,870,000). The net proceeds from the Offering will be used to repay indebtedness under the Issuer’s credit facilities and for general corporate purposes. The indebtedness to be repaid was incurred in the last two years for growth purposes, including the funding of acquisitions and bid-ins.

PLAN OF DISTRIBUTION
Pursuant to an Underwriting Agreement, the Issuer has agreed to issue and sell and the Underwriters have agreed to purchase on the closing date, being on or around June 7, 2011 or any other date as may be agreed upon by the Issuer and the Underwriters, but in any event not later than June 28, 2011, subject to the conditions stipulated in the Underwriting Agreement, all but not less than all of the Debentures offered hereby at a price of US$1,000 per Debenture for total gross consideration of US$60,000,000, payable in cash against delivery by the Issuer of certificates evidencing the Debentures. The Debentures are being offered to the public in all of the provinces and territories of Canada. The offering price of the Debentures was determined by negotiation between the Issuer and the Underwriters. The Underwriting Agreement provides that the Issuer will pay the Underwriters’ fee of 4.00% of the aggregate principal amount of Debentures issued and sold by the Issuer, for an aggregate fee payable by the Issuer to the Underwriters of US$2,400,000, in consideration for their services in connection with the Offering.
The obligations of the Underwriters under the Underwriting Agreement are several and not joint and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Debentures which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase the Debentures. The Underwriters are, however, obligated to take up and pay for all Debentures if any securities are purchased under the Underwriting Agreement.
There is currently no market through which the Debentures may be sold and purchasers may not be able to resell the Debentures.
Other than pursuant to certain exceptions (including, without limitation, the satisfaction of currently outstanding instruments and contractual commitments), the Issuer has agreed not to offer or issue, or enter into an agreement to offer or issue, Common Shares or any securities convertible or exchangeable for Common Shares, for a period of 90 days subsequent to the closing of the Offering, without the prior consent of Scotia Capital Inc. and National Bank Financial Inc., such consent not to be unreasonably withheld.
The Underwriters propose to offer the Debentures to the public initially at the Offering price and in the principal amount, respectively, specified on the cover page of this short form prospectus. After the Underwriters have made a reasonable effort to sell all of the Debentures at the Offering price and in the principal amount specified on the cover page, the Offering price for the Debentures may be decreased and may be further changed from time to time to amounts not greater than those set forth on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers of the Debentures is less than the amount paid by the Underwriters to the Issuer.
Pursuant to the rules and policy statements of certain Canadian securities regulators, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Debentures. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Debentures. Such exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws in connection with the Offering, the Underwriters may over-allot Debentures or effect transactions intended to stabilize or maintain the market price of the Debentures at a higher level than that which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time during the Offering.
The Debentures and the Common Shares have not been and will not be registered under the U.S. Securities Act, or any state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and in compliance with applicable state securities laws. The Underwriters will not sell the Debentures within the United States. In addition, until 40 days after the closing date, an offer or sale of Debentures within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if that offer or sale is made otherwise than pursuant to an exemption from registration under the U.S. Securities Act. This Canadian short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Debentures in the United States.
Under the Underwriting Agreement, the Issuer has agreed to indemnify and hold harmless the Underwriters and their respective officers, directors, employees and agents against certain liabilities.

The Debentures are issued in “book-entry only” form and must be purchased or transferred through a participant in the CDS depository service (a “CDS Participant”). The Issuer will cause a global certificate or certificates representing any Debentures (“Global Debentures”) delivered to, and registered in the name of, CDS or its nominee. All rights of Debentureholders must be exercised through, and all payments or other property to which such Debentureholder is entitled will be made or delivered by, CDS or the CDS Participant through which the Debentureholder holds such securities. Each person who acquires Debentures will receive only a customer confirmation of purchase from the Underwriter or registered dealer from or through which the Debentures are acquired in accordance with the practices and procedures of that Underwriter or registered dealer. The practices of the Underwriters and registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS is responsible for establishing and maintaining book-entry accounts for its CDS Participants having interests in the Debentures. See “Description of Debentures — Book-Entry Settlement and Clearance”.
The TSX has conditionally approved the listing of the Debentures and the Common Shares issuable on the conversion of the Debentures, including Common Shares issuable on a conversion premium in event of a Change of Control of the Issuer resulting from a Cash Change of Control, on the TSX. Listing will be subject to the Issuer fulfilling all the listing requirements of the TSX on or before August 17, 2011.
EARNINGS COVERAGE RATIO
The Issuer’s earnings coverage ratio for the twelve month period ended June 30, 2010 was 1.47. The Issuer’s earnings coverage ratio for the twelve month period ended March 31, 2011 was 0.97. The incremental amount of earnings before interest and income taxes required to achieve an earnings coverage ratio of one-to-one is approximately US$377,000 for the twelve month period ended March 31, 2011.
The Issuer’s earnings coverage ratio for the twelve month period ended June 30, 2010 after adjustment to give effect to the issuance of US$60,000,000 aggregate principal amount of Debentures under this short form prospectus, the issuance, repayment, redemption and retirement of all long-term financial liabilities since June 30, 2010, the repayment or redemption of all long-term financial liabilities with the proceeds of the Offering and all servicing costs incurred or expected to be incurred in connection with the same would be 1.03.
The Issuer’s earnings coverage ratio for the twelve month period ended March 31, 2011 after adjustment to give effect to the issuance of US$60,000,000 aggregate principal amount of Debentures under this short form prospectus, the issuance, repayment, redemption and retirement of all long-term financial liabilities since March 31, 2011, the repayment or redemption of all long-term financial liabilities with the proceeds of the Offering and all servicing costs incurred or expected to be incurred in connection with the same would be 0.84. The adjusted incremental amount of earnings before interest and income taxes required to achieve an earnings coverage ratio of one-to-one would be approximately US$2.5 million for the twelve month period ended March 31, 2011. These earnings coverage ratios reflect historical earnings adjusted for the net impact of interest on the Debentures, as noted.
Under Canadian GAAP, a portion of the Debentures will be classified on the balance sheet as a liability and a portion will be allocated to equity to reflect the conversion feature. The related interest expense and carrying charges will be amortized using the effective interest method. The earnings coverage ratios above have been calculated excluding the carrying charges for those Debentures that have been reflected in equity in the calculation of the Issuer’s interest and dividend obligations. If the Debentures had been accounted for in their entirety as debt, for purposes of calculating the pro forma earnings coverage ratios above, the earnings coverage ratio would be 1.03 for the twelve month period ended June 30, 2010 and 0.84 for the twelve month period ended March 31, 2011. The adjusted incremental amount of earnings before interest and income taxes required to achieve an earnings coverage ratio of one-to-one would be approximately US$2.5 million for the twelve month period ended March 31, 2011.
DESCRIPTION OF DEBENTURES
The following description of the Debentures is a brief summary of their material attributes and characteristics, which does not purport to be complete, and is qualified in its entirety by reference to the provisions of the Indenture. The following summary uses words and terms that will be defined in the Indenture. For full particulars, reference is made to the Indenture.
General
The Debentures offered hereby will be created and issued under the Indenture.

The Debentures will be general unsecured obligations of the Issuer. The payment of the principal of and interest on the Debentures is expressly subordinated in right of payment to the prior payment in full of all existing and future Senior Indebtedness (as defined in the Indenture) of the Issuer as described under “Subordination” and will be convertible into Common Shares as described under “Conversion”. The Indenture will not contain any restrictions on the payment of Dividends in the Ordinary Course (as defined herein), the incurrence of Senior Indebtedness or the issuance or repurchase of securities.
In the event of the maturity, conversion, or redemption of a Debenture, interest will cease to accrue on that Debenture under the terms and subject to the conditions of the Indenture. The Issuer may not re-issue a Debenture that has matured or has been converted, redeemed or otherwise cancelled.
Principal, Maturity and Interest
The aggregate principal amount of the Debentures will be limited to US$60,000,000. The Debentures will be dated as of the closing date of the Offering and will mature on June 30, 2018. The Debentures will bear interest from the date of issuance at a rate of 6.25% per annum. Interest on the Debentures will be payable semi-annually on June 30 and December 31 of each year, with the first interest payment representing accrued and unpaid interest from the closing of the Offering to December 31, 2011 being payable on December 31, 2011. Assuming a June 7, 2011 closing date, the first interest payment on the Debentures on December 31, 2011 (not including the closing date) will be in the amount of $35.24 per US$1,000 principal amount and each subsequent interest payment will be in the amount of US$31.25 per US$1,000 principal amount. Interest will be computed on the basis of a 360-day year.
The Issuer has the option, subject to applicable regulatory approval, to pay the interest on the Debentures from time to time by the issuance and delivery of Common Shares to the Indenture Trustee, as further described below under “Method of Payment”.
The Debentures will be issued only in denominations of US$1,000 of principal amount and integral multiples thereof. At the closing of the Offering, one or more global certificates that aggregate the principal amount of the Debentures will be issued in registered form to CDS. Holders of beneficial interests in the Debentures will not have the right to receive physical certificates evidencing their ownership of Debentures, except in certain circumstances described below under “Book Entry, Delivery and Form”.
Redemption
The Debentures will not be redeemable on or prior to June 30, 2014. The Issuer will have the right at its option to redeem the Debentures, in whole at any time or in part from time to time, on and after July 1, 2014 and prior to June 30, 2016, on not more than 60 days’ and not less than 30 days’ prior notice to the Debentureholders at a redemption price equal to the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest thereon, if any, up to but excluding the Redemption Date, provided that (i) the Weighted Average Trading Price of the Common Shares on the NASDAQ for the 20 consecutive Trading Days ending five Trading Days preceding the date on which the notice of redemption is given is not less than 125% of the Conversion Price, or (ii) if at the time of redemption the common shares are not listed on the NASDAQ, the Weighted Average Trading Price of the Common Shares on the TSX for the 20 consecutive Trading Days ending five Trading Days preceding the date on which the notice of redemption is given (converted into US dollars at the daily Bank of Canada noon rate of exchange posted on the Business Day immediately preceding the date on which the notice of redemption is given) is not less than 125% of the Conversion Price. On and after June 30, 2016 but prior to the Maturity Date, the Debentures will be redeemable, in whole or in part, from time to time, at the option of the Issuer on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to the principal amount thereof plus accrued and unpaid interest up to but excluding the Redemption Date.
If less than all the outstanding Debentures are to be redeemed, the Debentures to be so redeemed shall: (a) in the case of book-entry only Debentures, be redeemed on a pro rata basis to the nearest multiple of US$1,000 in accordance with the principal amount of the outstanding Debentures; or (b) in the case of Definitive Debentures (as defined herein), be selected by the Indenture Trustee (i) on a pro rata basis to the nearest multiple of US$1,000 in accordance with the principal amount of the Debentures registered in the name of each Debentureholder, (ii) by lot in such manner as the Indenture Trustee may deem equitable, or (iii) in such other manner as the Indenture Trustee may deem equitable.
Debentures in denominations in excess of US$1,000 may be selected and called for redemption in part only (such part being US$1,000 or an integral multiple thereof). The Debentureholder of any Debenture called for redemption in part only, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such Debentureholder, a new Debenture for the unredeemed part of the Debenture so surrendered.
The Indenture will contain, in substance, the following defined terms relevant to the redemption feature:
“Recognized Stock Exchange” means the NASDAQ or, if the Common Shares are not listed on the NASDAQ, the TSX or if the Common Shares are not listed on the NASDAQ or the TSX, any other stock exchange on which the Common Shares or the Debentures are then listed and posted for trading.
“Redemption Date” means the later of (i) July 1, 2014 and (ii) the date selected by the Issuer for redemption.
“Trading Day” means, with respect to any Recognized Stock Exchange or any other market for securities, any day on which such exchange or market is open for trading or quotation.
“Weighted Average Trading Price” means, with respect to any security on a stock exchange or quotation service during a specified period, the quotient obtained by dividing (i) the aggregate sale price of all such securities sold on such stock exchange or quotation service during such period by (ii) the total number of such securities sold on such stock exchange or quotation service during such period, as determined from time to time by the board of directors of the Issuer, or upon request of the board of directors of the Issuer, as determined by an independent member of the Investment Dealers Association of Canada for such purpose.
Conversion
Conversion Privilege
Each Debenture will be convertible at the option of the Debentureholder at any time prior to the close of business on the earlier of the business day immediately preceding the Maturity Date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, into 105.2632 Common Shares for each US$1,000 principal amount of Debentures, representing a conversion price of US$9.50 per share (representing a conversion premium of approximately 40%), subject to adjustment in accordance with the terms of the Indenture. Debentureholders converting their Debentures will be entitled to receive accrued and unpaid interest up to but excluding the date of conversion.
No fraction of a Common Share will be issued upon conversion of the Debentures. In lieu of such fraction of a Common Share, if such a fraction shall become owing, the Debentureholder will receive a cash payment which will be determined according to the then Current Market Price (as defined herein) of such fraction of a Common Share (where applicable, converted into US dollars at the daily Bank of Canada noon rate of exchange posted on the Business Day immediately preceding the conversion date).
For a summary of the Canadian Federal Income Tax treatment of Debentureholders receiving Common Shares upon conversion, see “Canadian Federal Income Tax Considerations”.
Adjustment
Subject to the provisions thereof, the Indenture will provide for the adjustment of the Conversion Price in certain events, including:
(a)	the subdivision, reduction, combination or consolidation of the outstanding Common Shares;

(b)	the issuance or distribution of Common Shares (or securities convertible into or exchangeable for Common Shares) to the holders of all or substantially all of Common Shares by way of a stock dividend or otherwise, other than an issue of Common Shares (or securities convertible into or exchangeable for Common Shares) by way of Dividends Paid in the Ordinary Course (as defined herein);

(c)	the distribution by the Issuer of rights, options or warrants to the holders of all or substantially all of the Common Shares entitling such holders, during a period expiring not more than 45 days after the record date for such distribution, to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for Common Shares) at a price per share (or, in the case of securities convertible into or exchangeable for Common Shares, at a conversion price or an exchange price per share at the date of issue of the security) which is less than 95% of the Current Market Price (as defined herein) of the Common Shares (where applicable, converted into US dollars at the daily Bank of Canada noon rate of exchange posted on the Business Day immediately preceding such record date) on such record date;

(d)	the distribution by the Issuer to holders of all or substantially all of the Common Shares of securities (other than those referred to above) or of property or other assets (including cash or debt securities) otherwise than by way of Dividends Paid in the Ordinary Course.
There will be no adjustment to the Conversion Price in respect of any of the distributions referred to in paragraphs (b), (c) or (d) above if the Debentureholders are entitled to participate in the distribution as though they had converted their Debentures prior to or on the effective date or record date for such distribution. Any such participation is subject to receipt of prior regulatory approval. No adjustment will be made to the Conversion Price upon the issuance from time to time of Common Shares pursuant to the Issuer’s stock option plan or share purchase plan, or any dividend reinvestment plan, or any similar plan, if any, as such plans may be amended or replaced from time to time. For greater certainty, a distribution under paragraph (d) above shall not include an offering of securities by way of private placement or prospectus which is made to the public in general. In addition, the Issuer will not be required to make adjustments to the Conversion Price unless the cumulative effect of such adjustments would change the Conversion Price by at least 1% and any adjustment which is not required to be made will be carried forward and will be taken into consideration at the time of any subsequent adjustment.
The Issuer will give registered Debentureholders at least 14 days prior notice of the record date or effective date for each of the distributions referred to in paragraphs (b), (c) or (d) above.
Changes to Conversion Right
If, prior to the Maturity Date, there is a reclassification of the Common Shares or change of the Common Shares into other shares or into other securities or other capital reorganization, or a consolidation, amalgamation or merger of, or an arrangement involving, the Issuer with or into any other corporation or other entity (other than a vertical short-form amalgamation with one or more of its wholly-owned subsidiaries) or a transfer of the undertaking or assets of the Issuer as an entirety or substantially as an entirety to another corporation or entity in which the holders of Common Shares are entitled to receive shares, other securities or property, Debentureholders who exercise their right to convert Debentures into Common Shares held after the effective date of the foregoing transactions will be entitled to receive that number of shares, other securities or other property that such Debentureholder would have been entitled to receive as a result of such transactions if, on the effective date thereof, such Debentureholder had been the registered holder of Common Shares to which such Debentureholder was entitled upon conversion of the Debentures before such reclassification, change, reorganization, consolidation, amalgamation, merger or arrangement. The consideration into which the Debentures will be convertible will be limited to the Common Shares or other prescribed securities (within the meaning of the Tax Act) of the Issuer as specified by the board of directors of the Issuer.
No consent of the Debentureholders will be required in connection with a reclassification, reorganization, consolidation, amalgamation, merger or arrangement of the Issuer and the Debentureholders will have no voting or other approval rights with respect to any such transaction.
The Indenture will contain in substance the following defined terms relevant to the conversion feature:
“Conversion Number”, as of the applicable conversion date, means the number obtained when dividing US$1,000 principal amount of Debentures by the Conversion Price, and rounding to four decimal places.
“Conversion Price” means US$9.50 per Common Share, subject to adjustment from time to time as provided above.
“Current Market Price” means, in respect of the Common Shares on any date of determination, except as otherwise provided, an amount equal to the Weighted Average Trading Price of such shares on the NASDAQ or if the Common Shares are not listed on NASDAQ, the TSX, or if the Common Shares are not listed on the NASDAQ or the TSX, on another Recognized Stock Exchange, for 20 consecutive Trading Days ending five Trading Days prior to such Date of Determination, provided that if the Common Shares are not listed on the NASDAQ or the TSX and are listed on more than one Recognized Stock Exchange, the Current Market Price shall be calculated on the Recognized Stock Exchange on which the volume of transactions on the Common Shares was the highest during such 20 consecutive Trading Days, or if the Common Shares are not listed on any Recognized Stock Exchange, then on the over-the-counter market.
“Dividends Paid in the Ordinary Course” means dividends paid on the Common Shares in any financial year of the Issuer, whether in (i) cash, (ii) shares of the Issuer, or (iii) subject to certain exceptions, rights, options or warrants to purchase any shares, property or other assets of the Issuer, in each case to the extent that the amount or value of such dividends does not exceed:
a)	in the aggregate, the greater of:
i.	150% of the aggregate amount or value of dividends paid by the Issuer on the Common Shares in its immediately preceding financial year; and

ii.	100% of the consolidated net income of the Issuer (before extraordinary items but after dividends payable on all shares ranking prior to or on a parity with the Common Shares with respect to the payment of dividends) for its immediately preceding financial year, determined in accordance with Canadian generally accepted accounting principles, and
b)	on a per share basis, 150% of the amount or value of dividends paid by the Issuer per Common Share in its immediately preceding financial year, and for the purpose of the foregoing where any dividend is paid otherwise than in cash, any securities so distributed by way of dividend shall be valued at the fair market value of such securities.
Change of Control
The Issuer must commence, within 30 days of the occurrence of the Change of Control, an offer to purchase (the “Offer to Purchase”) for all Debentures then outstanding. The Offer to Purchase shall be made at a purchase price (the “Offer Price”) equal to 101% of the principal amount of the Debentures, plus accrued and unpaid interest thereon (if any) up to but excluding the date of purchase (the “Payment Date”). The Issuer shall be required to accept for purchase and pay for all Debentures properly tendered on the Payment Date.
On the Payment Date, the Issuer shall (i) accept for payment Debentures or portions thereof tendered pursuant to the Offer to Purchase; (ii) deposit with the Indenture Trustee money sufficient to pay the Offer Price of all Debentures or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Indenture Trustee all Debentures or portions thereof so accepted together with an officer’s certificate specifying the Debentures or portions thereof accepted for payment by the Issuer.
If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Issuer pursuant to the Offer to Purchase, the Issuer will have the right to redeem all the remaining Debentures at the Offer Price. Notice of such redemption must be given by the Issuer to the Indenture Trustee within ten days following the Payment Date, and as soon as possible thereafter, by the Indenture Trustee to the holders of the Debentures not tendered pursuant to the Offer to Purchase.
The Issuer will comply with all applicable securities laws in the event that the Issuer is required to repurchase Debentures upon a Change of Control.
Cash Change of Control
Additionally, if a Change of Control occurs in which 10% or more of the consideration for the Common Shares in the transaction or transactions constituting a Change of Control consists of: (i) cash; (ii) trust units, limited partnership units or other participating securities of a trust, limited partnership or similar entity; (iii) equity securities that are not traded or intended to be traded immediately following such transactions on a stock exchange; or (iv) other property that is not traded or intended to be traded immediately following such transactions on a stock exchange (a “Cash Change of Control”), then, subject to regulatory approvals, during the period beginning ten trading days before the anticipated date on which the Change of Control becomes effective (the “Effective Date”) and ending 30 days after the Offer to Purchase is delivered, holders of Debentures will be entitled to convert their Debentures at a new conversion price (the “Change of Control Conversion Price”) calculated as follows:
COCCP = ECP/(1+(CP x (c/t))) where:
COCCP is the Change of Control Conversion Price;
ECP = is the Conversion Price in effect on the Effective Date (change of control date);

CP (conversion premium) = 39.4%;
c = the number of days from and including the Effective Date to but excluding Maturity Date; and
t = the number of days from and including the Closing Date to but excluding Maturity Date.
In the event that the Change of Control Conversion Price calculated in accordance with the formula above is less than any regulatory permitted discount to market price, the Change of Control Conversion Price shall be deemed to be that implied by the maximum permitted discount to market price.
The Indenture will contain in substance the following defined term relevant to the Change of Control and Cash Change of Control provisions:
“Change of Control” means the acquisition by any person, or group of persons acting jointly or in concert, within the meaning of the Securities Act (Ontario), of voting control or direction over an aggregate of 66 2/3% or more of the outstanding Common Shares and securities convertible into or carrying the right to acquire Common Shares (other than any transaction pursuant to which holders of Common Shares immediately prior to the transaction are entitled to exercise, directly or indirectly, 66 2/3% or more of the voting rights attaching to the outstanding Common Shares and securities convertible into or carrying the right to acquire Common Shares immediately after the transaction).
Method of Payment
Payment of Principal upon Redemption or Maturity
The Issuer may at its option, provided that no Event of Default has occurred and is continuing at such time, and subject to receiving all applicable regulatory approvals, elect to satisfy its obligations to pay the outstanding principal amount of all, but not less than all, of the Debentures upon redemption for any reason or on the Maturity Date by issuing and delivering to the Debentureholder, for each US$1,000 principal amount of Debentures, that number of fully paid, non-assessable and freely tradable Common Shares obtained by (i) dividing the principal amount of the outstanding Debentures to be redeemed or that have matured by 95% of the Weighted Average Trading Price of the Common Shares on the NASDAQ for the 20 consecutive Trading Days ending five Trading Days preceding the Redemption Date or the Maturity Date or (ii) if on redemption or maturity the common shares are not listed on the NASDAQ, dividing the principal amount of the outstanding Debentures to be redeemed or that have matured by 95% of the Weighted Average Trading Price of the Common Shares on the TSX or, if not listed on the TSX, another Recognized Stock Exchange, for the 20 consecutive Trading Days ending five Trading Days preceding the Redemption Date or the Maturity Date, as applicable (converted into US dollars at the daily Bank of Canada noon rate of exchange posted on the business day immediately preceding the Redemption Date or Maturity Date, as the case may be) (the “Share Payment Right”). No fractional Common Shares will be issued to the Debentureholders, but, in lieu thereof, the Issuer will make a cash payment to the Indenture Trustee for the account of the Debentureholders, determined on the basis of the Current Market Price of the Common Shares on the date set for redemption or the Maturity Date (where applicable, converted into US dollars at the daily Bank of Canada noon rate of exchange posted on the Business Day immediately preceding the Redemption Date or the Maturity Date, as the case may be).
To exercise the Share Payment Right, the Issuer must give not less than 40 days and not more than 60 days prior notice of such election to the Indenture Trustee and the affected Debentureholders.
Payment of Interest
Provided that no Event of Default has occurred and is continuing, subject to receiving all applicable regulatory approvals, the Issuer shall have the irrevocable right to elect, from time to time, to issue and deliver Common Shares to the Indenture Trustee (the “Common Share Interest Payment Election”) for sale in the open market and to satisfy the Issuer’s obligation to pay interest on the Debentures on each Interest Payment Date (the “Interest Obligation”). Upon such election by the Issuer, the Indenture Trustee shall have the power to (i) accept delivery of Common Shares from the Issuer and process the Common Shares in accordance with the Common Share Interest Payment Election Notice, (ii) consummate sales of such Common Shares, as the Issuer shall direct in its absolute discretion, through the investment banks, brokers or dealers identified by the Issuer in the Common Share Interest Payment Election Notice, (iii) settle trades of Common Shares in the open market on a Recognized Stock Exchange, (iv) invest the proceeds of such sales on the direction of the Issuer in Canadian Government Obligations which mature at least three business days prior to an applicable Interest Payment Date and/or use such proceeds to pay all or part of the Interest Obligation in respect of which the Common Share Interest Payment Election was made, and (v)

perform any other action necessarily incidental thereto. In the event that the Issuer elects the Common Share Interest Payment Election, the Debentureholders will receive a cash payment in satisfaction of the Interest Obligation. However, the Issuer will not be relieved from ensuring that there is adequate cash to pay the full amount of interest due on each Interest Payment Date. Debentureholders will not be entitled to receive any Common Shares in satisfaction of the Issuer’s obligation to pay interest.
Cancellation
All Debentures converted, redeemed, repurchased or purchased as aforesaid will be cancelled forthwith and may not be reissued or resold.
Subordination
The payment of the principal of the Debentures is subordinated in right of payment, as is set forth in the Indenture, to the prior payment in full of all Senior Indebtedness incurred, assumed or guaranteed by the Issuer, whether outstanding on the date of the Indenture or thereafter incurred.
The Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Issuer, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Issuer, whether or not involving insolvency or bankruptcy, then the holders of Senior Indebtedness will first be entitled to receive payment in full of the principal thereof, premium (or any other amount payable under such Senior Indebtedness), if any, and interest due thereon, before the Debentureholders will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures. The Indenture will also provide that the Issuer will not make any payment, and the Debentureholders will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including without limitation by compensation, set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures (other than pursuant to the right of Conversion) (i) in a manner inconsistent with the terms (as they exist on the date of issue) of the Indenture or of the Debentures, or (ii) at any time when a default or an event of default, as defined in any Senior Indebtedness or any instrument evidencing same and permitting, by lapse of time or giving of notice, the holders thereof to accelerate the maturity thereof, has occurred under Senior Indebtedness and is continuing and the notice of such default or event of default has been given by or on behalf of the holders of such Senior Indebtedness to the Issuer, unless and until such default or event of default has been cured, waived in writing or ceased to exist pursuant to the provisions of such Senior Indebtedness.
The Indenture will contain in substance the following defined term relevant to the subordination provisions:
“Incur” means issue, assume, guarantee, incur or otherwise become liable for and “Incurred” or “Incurrence” will have a corresponding meaning; provided, however, that any Indebtedness of a person existing at the time such person becomes a subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such person at the time it becomes a subsidiary.
“Indebtedness” means, with respect to any person: (a) the principal of any indebtedness of such person, whether or not contingent: (i) in respect of borrowed money, (ii) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (iii) representing the deferred and unpaid purchase price of any property, except any such balance that constitutes a trade payable or similar obligation to a trade creditor due within six months from the date on which it is Incurred and Incurred in the ordinary course of business, which purchase price is due more than six months after the date of placing the property in service or taking delivery and title thereto, or (iv) in respect of capitalized lease obligations; (b) to the extent not otherwise included, any obligation of such person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and (c) to the extent not otherwise included, Indebtedness of another person secured by a lien on any asset owned by such person (whether or not such Indebtedness is assumed by such person); provided, however, that the amount of such Indebtedness will be the lesser of (i) the fair market value of such asset at such date of determination and (ii) the amount of such Indebtedness of such other person; provided, further, that any obligation of the Issuer in respect of account credits or participants under any employee, director or officer compensation plan will be deemed not to constitute Indebtedness.
“Senior Indebtedness” means all Indebtedness of the Issuer, including interest thereon (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Issuer whether or not a claim for post-filing interest is allowed in such proceeding) and other amounts (including make-whole, fees, expenses, reimbursement obligations under letters of credit and indemnities) owing in respect thereof, all hedging obligations and all obligations in respect of cash management services, in each case, whether outstanding on the date hereof or hereafter Incurred, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such obligations are not superior in right of payment to the Debentures; provided, however, that Senior Indebtedness shall not include (a) any obligation of the Issuer to any subsidiary of the Issuer, or of such subsidiary to the Issuer or any other subsidiary of the Issuer, (b) any liability for federal, state, provincial, local or other taxes owed or owing by the Issuer, (c) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities), (d) any obligations with respect to any capital stock, and (e) all other present and future subordinated and unsecured Indebtedness of the Issuer.
Events of Default
The Indenture will provide, among other things, that any one or more of the following events shall constitute an event of default (“Event of Default”) with respect to the Debentures thereunder: (i) default in payment of principal of (and premium, if any) on any Debentures when due; (ii) default in payment of interest on any Debentures when due and payable and the continuance of any such default for 30 days; (iii) material default in performing or observing any of the other covenants, agreements or obligations of the Issuer as described in the Indenture and the continuance of such default for 60 days after the date on which written notice of such default has been given to the Issuer by the Indenture Trustee or by the Debentureholders holding not less than 25% in principal amount of the outstanding Debentures, and (iv) certain events of bankruptcy, insolvency or reorganization.
The Indenture will provide that if an Event of Default specified therein shall occur and be continuing with respect to a Debenture issued thereunder, the Indenture Trustee may, in its discretion, and shall, upon request of the Debentureholders holding not less than 50% in principal amount of outstanding Debentures, declare the principal of (and premium, if any) together with accrued interest on all Debentures to be due and payable immediately upon written notice to the Issuer. In certain cases, the holders of a majority of the principal amount of Debentures then outstanding may, on behalf of the holders of all Debentures, waive any Event of Default and/or cancel any such declaration upon such terms as such holders shall prescribe.
No Debentureholder will have any right to pursue any remedy (including any action, suit or proceeding authorized or permitted by the Indenture or pursuant to applicable law) with respect to the Indenture or the Debenture unless (i) the Debentureholder gives to the Indenture Trustee notice of a continuing Event of Default; (ii) the Debentureholders holding at least 25% in principal amount of outstanding Debentures make a request in writing to the Indenture Trustee to pursue the remedy; (iii) such Debentureholder or Debentureholders offer or provide to the Indenture Trustee security and indemnity in form satisfactory to the Indenture Trustee against any loss, liability or expense; (iv) the Indenture Trustee does not comply with the request within 30 days after receipt of such request and indemnity; and (v) during such 30 day period the Debentureholders holding a majority in principal amount of outstanding Debentures do not give the Indenture Trustee any direction inconsistent with the request.
Additional Amounts
Any payments made by or on behalf of the Issuer under or with respect to the Debentures will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (collectively, “Taxes”), unless the Issuer or any other payor is required to withhold or deduct Taxes by applicable law or by the interpretation or administration thereof by the relevant government authority or agency. If the Issuer is required to withhold or deduct any amount for or on account of Taxes from any payment made to a Holder under or with respect to the Debentures, the Indenture Trustee will make such withholding or deduction and remit the full amount withheld or deducted to the relevant authority or agency as and when required by applicable law and the Issuer will pay such additional amounts (the “Additional Amounts”) as may be necessary, so that the net amount received by each Debentureholder (including Additional Amounts) after such withholding or deduction will not be less than the amount such Debentureholder would have received if such Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable with respect to a payment made to a Debentureholder (an “Excluded Holder”) in respect of a beneficial owner who is liable for such Taxes in respect of such Debentures (i) by reason of such Debentureholder or beneficial owner being a person with whom the Issuer does not deal at arm’s length for purposes of the Tax Act at the time of making such payment, or (ii) by reason of the existence of any present or former connection between such Debentureholder or beneficial owner and Canada or any province or territory thereof other than solely by reason of the

Debentureholder’s activity in connection with purchasing the Debentures, the mere holding, deemed holding, use or ownership of the Debentures as a non-resident or deemed non-resident of Canada or any province or territory thereof.
Amalgamation, Consolidation, Conveyance, Transfer or Lease
The Indenture will provide that the Issuer will not amalgamate with any other corporation or enter into any reorganization or arrangement or effect any conveyance, sale transfer or lease of all or substantially all of its assets, unless, in any such case: (i) either the Issuer shall be the continuing corporation, or the successor corporation (or the person that leases or that acquires by conveyance, sale or transfer all or substantially all of the Issuer’s assets) (such corporation or person being referred to as the “Successor Corporation”) is organized or existing under the laws of Canada or any province or territory thereof, or of the United States of America or a state thereof or of the District of Columbia, and shall expressly, by supplemental indenture, assume the due and punctual payment of the principal of, the premium, if any, and interest on all outstanding Debentures, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of the Indenture to be performed by the Issuer; (ii) the Debentures will be valid and binding obligations of the Successor Corporation entitling the Debentureholders, as against the Successor Corporation, to all rights of Debentureholders under the Indenture, (iii) the Issuer or such Successor Corporation shall not immediately thereafter be in default under the Indenture or in respect of the Debentures. Any such Successor Corporation shall agree to be bound by the terms of the Indenture as principal obligor in place of the Issuer as if such successor had been named in the Indenture as the Issuer.
Offer for Debentures
The Indenture will contain provisions that if an offer to acquire all of the outstanding Debentures (other than Debentures held by or on behalf of the offeror) is made, and (a) such offer is accepted by Debentureholders holding at least 90% of the outstanding principal amount of the Debentures (other than Debentures held by or on behalf of the offeror), (b) the offeror has taken up and paid for the Debentures tendered to such offer, and (c) the offeror sends a notice to each Debentureholder who has not accepted such offer (a “dissenting Debentureholder”) and within 21 days thereafter pays the aggregate consideration payable to the dissenting Debentureholders to the Indenture Trustee, the offeror will be entitled to acquire, and the dissenting Debentureholders will be required to sell to the offeror, the Debentures held by such dissenting Debentureholder for the same consideration payable under the offer.
Modification
The rights of the holders of the Debentures that may be issued under the Indenture may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture will contain certain provisions which will make binding on all holders of Debentures any resolutions passed at meetings of the holders of Debentures by votes cast thereat by holders of not less than 66 2/3% of the principal amount of the Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of the Debentures.
Book-Entry Settlement and Clearance
CDS will act as securities depository for the Debentures. The Debentures will be represented by one or more Global Debentures (unless the Issuer, in its sole discretion, elects to prepare and deliver definitive Debentures in fully registered form (the “Definitive Debentures”)). The Global Debentures will be issued as fully-registered in book-entry only form in the name of CDS or its nominee, CDS & Co. The ownership interest of each actual purchaser of the applicable security, referred to as a “beneficial owner”, is to be recorded on the participant’s records. Beneficial owners will not receive written confirmation from CDS of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the CDS Participant through which the beneficial owner entered into the transaction.
All interests in the Debentures will be subject to the operations and procedures of CDS. The following is a summary of those operations and is provided by the Issuer solely for convenience. The operations and procedures of each settlement system may be changed at any time. The Issuer is not responsible for those operations and procedures.
To facilitate subsequent transfers, all Debentures deposited by CDS Participants are registered in the name of CDS. The deposit of Debentures with CDS and their registration in the name of CDS effect no change in beneficial ownership. CDS has no knowledge of the actual beneficial owners of the Debentures. CDS’s records reflect only the identity of the direct CDS Participants to whose accounts such Debentures are credited, which may or may not be the beneficial owners. The CDS Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Transfers of ownership interests in the Debentures will be effected by entries made on the books of the CDS Participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the Debentures except in the event that use of the book-entry only system for the Debentures is discontinued.
Cross-market transfers between CDS Participants, on the one hand, and the Depositary Trust Company (“DTC”) participants, on the other hand, will be effected within CDS through DTC. To deliver or receive an interest in Debentures held in a DTC account, an investor must send transfer instructions to DTC under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, DTC will send instructions to its CDS depositary to take action to effect final settlement by delivering or receiving interests in the Debentures in CDS and making or receiving payment under normal procedures for same-day funds settlement applicable to CDS. DTC participants may not deliver instructions directly to the CDS depositary that is acting for DTC.
Conveyance of notices and other communications by CDS to direct participants, by direct participants to indirect CDS Participants, and by CDS Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
CDS will not consent or vote with respect to the Debentures. Under its usual procedures, CDS would mail an omnibus proxy to the Issuer as soon as possible after the record date. The omnibus proxy assigns CDS’s consent or voting rights to those direct participants to whose accounts the Debentures are credited on the record date (identified in a listing attached to the Omnibus Proxy).
The Issuer will make any payments on the Debentures to CDS. CDS’s practice is to credit direct CDS Participants’ accounts on the payment date in accordance with their respective holdings shown on CDS’s records unless CDS has reason to believe that it will not receive payment on the payment date. Payments by CDS Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such participant and not of CDS or the Issuer, subject to any statutory or regulatory requirements as may be in effect from time to time.
The Issuer will be responsible for the payment of all amounts due in respect of principal and interest to the Indenture Trustee to enable to the Indenture Trustee to forward or cause to be forwarded such funds to CDS. CDS will be responsible for the disbursement of those payments to its participants, and the participants will be responsible for disbursements of those payments to beneficial owners.
CDS may discontinue providing its service as securities depository with respect to the Debentures at any time by giving reasonable notice to the Issuer. If CDS discontinues providing its service as securities depository with respect to the Debentures and the Issuer is unable to obtain a successor securities depository, an investor will automatically take a position in the component securities and the Issuer will print and deliver Definitive Debentures.
Also, in the event that the Issuer decides to discontinue use of the system of book-entry only transfers through CDS (or a successor securities depository), the Issuer will print and deliver to the investor Definitive Debentures for the Debentures the investor may own.
The information in this section concerning CDS and CDS’ book-entry only system has been obtained from sources that the Issuer believes to be reliable, including CDS, but neither the Issuer nor the Underwriters take responsibility for its accuracy.
Neither the Issuer nor any trustee nor the Underwriters will have any responsibility or obligation to participants, or the persons for whom they act as nominees, with respect to:
•	the accuracy of the records of CDS, its nominee, or any participant, any ownership interest in the securities; or

•	any payments to, or the providing of notice, to participants or beneficial owners.
Transfer and Exchange of Debentures
Transfers of beneficial ownership in Debentures represented by Global Debentures will be effected through records maintained by CDS for such Global Debentures or its nominee (with respect to interests of CDS Participants) and on the records of CDS Participants (with respect to interests of persons other than CDS Participants). Unless the Issuer elects, at its sole discretion, to prepare and deliver Definitive Debentures, beneficial owners who are not CDS Participants in the CDS’s book-entry systems, but who desire to purchase, sell or otherwise transfer ownership of or other interests in Global Debentures, may do so only through CDS Participants in CDS’s book-entry systems.
The ability of a beneficial owner of an interest in a Debenture represented by a Global Debenture to pledge the Debenture or otherwise take action with respect to such owner’s interest in a Debenture represented by a Global Debenture (other than through a CDS Participant) may be limited due to the lack of a certificate.
If Definitive Debentures are issued instead of or in place of Global Debentures, registered Debentureholders of Definitive Debentures may transfer such Debentures upon payment of taxes or other charges incidental thereto, if any, by executing and delivering a form of transfer together with the Definitive Debentures to the registrar for the Debentures at its principal office in the City of Toronto, Province of Ontario, or such other city or cities as may from time to time be designated by the Issuer whereupon new Definitive Debentures will be issued in authorized denominations in the same aggregate principal amount as the Debentures so transferred, registered in the names of the transferees.
Payments
Payments of interest and principal on each Debenture will be made to CDS or its nominee, as the case may be, as the registered Debentureholder of the Global Debenture. As long as CDS or its nominee is the registered owner of a Global Debenture, CDS or its nominee, as the case may be, will be considered the sole legal owner of the Global Debenture for the purposes of receiving payments of interest and principal on the Debenture and for all other purposes under the Indenture and the Debenture. Interest payments on Global Debentures may be made by electronic funds transfer on the day interest is payable and delivered to CDS or its nominee, as the case may be.
The Issuer understands that CDS or its nominee, upon receipt of any payment of interest or principal in respect of a Global Debenture, will credit CDS Participants’ accounts, on the date interest or principal is payable, with payments in amounts proportionate to their respective beneficial interest in the principal amount of such Global Debenture as shown on the records of CDS or its nominee. The Issuer also understands that payments of interest and principal by CDS Participants to the owners of beneficial interests in such Global Debenture held through such CDS Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of such Participants. The responsibility and liability of the Issuer in respect of payments on Debentures represented by Global Debentures is limited solely and exclusively, while the Debentures are registered in Global Debenture form, to making payment of any interest and principal due on such Global Debenture to CDS or its nominee.
If Definitive Debentures are issued instead of or in place of Global Debentures, payments of interest on each Debenture will be made by the Issuer delivering sufficient funds by way of money order, certified cheque, bank draft or wire transfer to the Indenture Trustee to enable it to forward or cause to be forwarded by prepaid post to the Debentureholder in whose name any Debenture is registered at the close of business on the regular interest record date, at his or her last address appearing on the relevant register, a cheque for such interest (less any withholding or other tax required by law to be deducted) payable to the order of such Debentureholder and negotiable at par at any branch in Canada of such bank or banks as may be acceptable to the Indenture Trustee in its absolute discretion. The forwarding of such funds by the Issuer to the Indenture Trustee and the subsequent delivery of such funds by the Indenture Trustee to the Debentureholders by cheque shall satisfy and discharge the Issuer’s liability for payment of the interest on the Debentures to the extent of the sums represented thereby, plus the amount of any withholding or other tax deducted as aforesaid, unless such cheque is not paid at par on presentation.
Payment of principal at maturity will be made at the principal office of the Indenture Trustee, or other person or persons authorized to pay the principal or interest, in the City of Toronto, in the Province of Ontario, Canada, (or in such other city or cities as may from time to time be designated by the Issuer) against surrender of the Definitive Debentures, if any. If the due date for payment of any amount of principal or interest on any Definitive Debenture is not a business day (being a day other than a Saturday, Sunday or a day on which financial institutions at the place of payment are authorized or obligated by law or regulation to close) such payment will be made on the next business day and the Debentureholder of such Definitive Debenture shall not be entitled to any further interest or other payment in respect of such delay.
Reports to Debentureholders
The Issuer shall file with the Indenture Trustee and provide Debentureholders with the documents required to be sent to its shareholders pursuant to applicable securities laws and within the time prescribed by such applicable securities laws. In the event the Issuer is no longer subject to applicable securities laws, the Issuer shall continue to provide to the Indenture Trustee and the Debentureholders (a) within 90 days after the end of each fiscal year, copies of its annual report and of its annual financial statements, and (b) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, interim financial statements which shall, at a minimum, contain such information required to be provided in quarterly reports under the applicable securities laws. Each of such reports will be prepared in accordance with disclosure requirements of applicable securities laws.
Governing Law
Each of the Indenture and the Debentures will be governed by, and construed in accordance with, the laws of the Province of Ontario.
DESCRIPTION OF COMMON SHARES
The authorized share capital of the Issuer consists of an unlimited number of Common Shares. The Common Shares are not redeemable or convertible. Each Common Share carries the right to: receive notice of and one vote at a meeting of shareholders; the right to participate in any distribution of the assets of the Issuer on liquidation, dissolution or winding up; and the right to receive dividends if, as and when declared by the board of directors of the Issuer. As at close of business on May 27, 2011, there were 60,903,636 Common Shares outstanding. The Common Shares are listed on the TSX under the symbol “STB”.
PRICE RANGE AND TRADING VOLUME
The Common Shares are listed and posted for trading on the TSX under the trading symbol “STB”. The following table shows the monthly range of high and low prices per Common Share and total monthly volumes traded on the TSX during the 12-month period before the date of this short form prospectus.

Month	High	Low	Volume
May 2010	$5.41	$4.75	4,258,341
June 2010	$5.55	$5.11	1,665,977
July 2010	$5.75	$5.11	2,085,989
August 2010	$5.95	$5.58	1,528,829
September 2010	$5.91	$5.65	1,748,337
October 2010	$5.94	$5.63	2,250,716
November 2010	$5.90	$5.62	2,386,176
December 2010	$6.20	$5.82	2,284,781
January 2011	$6.46	$6.05	2,769,050
February 2011	$7.09	$6.32	3,009,171
March 2011	$7.04	$6.38	2,445,579
April 2011	$7.00	$6.80	1,391,851
May 1 - May 30, 2011	$6.90	$6.55	1,718,768
On May 16, 2011 being the last day on which the Common Shares traded prior to the public announcement of the Offering, the closing price of the Common Shares on the TSX was $6.64.
The 7.5% Debentures are listed and posted for trading on the TSX under the trading symbol “STB.DB.A”. The following table shows the monthly range of high and low prices for the Debentures on the TSX and total monthly volumes traded on the TSX during the 12-month period before the date of this short form prospectus.

Month	High	Low	Volume
May 2010	$106.50	$101.00	6,870
June 2010	$110.00	$105.00	31,030
July 2010	$119.99	$105.50	9,760

Month	High	Low	Volume
August 2010	$114.00	$108.37	8,350
September 2010	$113.90	$110.65	36,600
October 2010	$113.99	$110.00	17,900
November 2010	$114.50	$109.51	11,860
December 2010	$118.99	$111.01	19,865
January 2011	$124.15	$117.00	42,820
February 2011	$135.96	$122.21	46,070
March 2011	$135.50	$124.65	16,950
April 2011	$135.19	$132.06	17,570
May 1 — May 30, 2011	$133.20	$127.75	26,770
On May 16, 2011 being the last day on which the 7.5% Debentures traded prior to the public announcement of the Offering, the closing price of the 7.5% Debentures on the TSX was $128.50.
The 6.75% Debentures are listed and posted for trading on the TSX under the trading symbol “STB.DB.B”. The following table shows the monthly range of high and low prices for the Debentures on the TSX and total monthly volumes traded on the TSX for the period beginning on their date of issuance until the date of this short form prospectus.

Month	High	Low	Volume
June 2010	$101.24	$99.50	41,930
July 2010	$101.75	$100.00	44,070
August 2010	$103.25	$101.50	8,040
September 2010	$105.00	$102.75	4,910
October 2010	$105.75	$101.50	7,360
November 2010	$105.55	$104.00	6,780
December 2010	$107.00	$100.01	7,710
January 2011	$107.00	$102.25	7,130
February 2011	$108.00	$106.50	9,990
March 2011	$108.00	$103.00	6,190
April 2011	$106.00	$105.00	12,170
May 1 — May 30, 2011	$107.00	$105.00	7,050
On May 16, 2011 being the last day on which the 6.75% Debentures traded prior to the public announcement of the Offering, the closing price of the 6.75% Debentures on the TSX was $107.00.
RELATIONSHIP BETWEEN ISSUER AND UNDERWRITERS
A Canadian chartered bank affiliate of each of Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc. and Raymond James Ltd. is a lender to affiliates of the Issuer under the Credit Facility. Consequently, the Issuer may be considered a connected issuer of each of Scotia Capital Inc., BMO Nesbitt Burns Inc. and CIBC World Markets Inc. under applicable securities laws in certain Canadian provinces and territories.
As at May 18, 2011, approximately US$92,226,433 was outstanding under the Credit Facility. As at the date hereof, the Company is in compliance with all material terms of the agreement governing the Credit Facility and none of the lenders under the Credit Facility has waived any breach by the Company thereunder since its execution. The Company has granted a general security over all of its assets to the lenders under the Credit Facility. Neither the financial position of the Company nor the value of the security under the Credit Facility has changed substantially since the indebtedness under the Credit Facility was incurred. All or a portion of the net proceeds of this Offering will be used to repay a portion of indebtedness to these lenders outstanding under the Credit Facility. See “Use of Proceeds”.
The decision to distribute the Debentures offered hereunder and the determination of the terms of the distribution were made through negotiations primarily between the Issuer and Scotia Capital Inc. and National Bank Financial Inc. on their own behalf and on behalf of the other Underwriters. The lenders under the Credit Facility did not have any involvement in such decision or determination, but have been advised of the issuance and terms thereof. As a consequence of this issuance, each of Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc. and Raymond James Ltd. will receive their respective share of the Underwriters’ Fee.
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The discussion below is a general description of the Canadian federal income tax considerations generally applicable to an investment in the Debentures. It does not take into account the individual circumstances of any particular investor. Therefore, prospective investors are urged to consult their own tax advisors with respect to the tax consequences of an investment in the Debentures.
In the opinion of Goodmans LLP, counsel to the Issuer, and Torys LLP, counsel to the Underwriters, (collectively, “Counsel”) the following summary describes the principal Canadian federal income tax considerations pursuant to the Tax Act and generally applicable to a holder who acquires Debentures pursuant to this offering and who, for purposes of the Tax Act and all relevant times is, or is deemed to be, resident in Canada, holds the Debentures and will hold the Common Shares issuable on the conversion, redemption or maturity of the Debentures (collectively, the “Securities”) as capital property and deals at arm’s length with the Issuer and the Underwriters and is not affiliated with the Issuer (a “Holder”). Generally, the Securities will be considered to be capital property to a Holder provided the Holder does not hold the Securities in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Holders who might not otherwise be considered to hold their Debentures and Common Shares as capital property may, in certain circumstances, be entitled to have the Debentures and Common Shares, and all other “Canadian securities” (as defined in the Tax Act) owned by such Holders, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.
This summary is not applicable to (i) a Holder that is a “financial institution”, as defined in the Tax Act for the purposes of the mark-to-market rules, (ii) a Holder, an interest in which would be a “tax shelter investment” as defined in the Tax Act, (iii) a Holder that is a “specified financial institution” as defined in the Tax Act or (iv) a Holder who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act. Any such Holder should consult its own tax advisor with respect to an investment in the Securities.
For purposes of the Tax Act, amounts denominated in a foreign currency must be converted to an amount expressed in Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the day on which the amount arose or such other rate of exchange as is acceptable to the Canada Revenue Agency (“CRA”).
This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced prior to the date hereof (the “Proposed Amendments”) and Counsel’s understanding of the current published administrative practices of the CRA. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action or decision, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ significantly from those discussed herein.
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder or prospective Holder, and no representations with respect to the income tax consequences to any Holder or prospective Holder are made. Consequently, Holders and prospective Holders should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Debentures pursuant to this offering, having regard to their particular circumstances.

Taxation of Interest on Debentures
A Holder of Debentures that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on the Debentures that accrues or is deemed to accrue to it to the end of the particular taxation year or that has become receivable by or is received by the Holder before the end of that taxation year, except to the extent that such interest was included in computing the Holder’s income for a preceding taxation year.
Any other Holder, including an individual, will be required to include in computing income for a taxation year all interest on the Debentures that is received or receivable by the Holder in that taxation year (depending upon the method regularly followed by the Holder in computing income), except to the extent that the interest was included in the Holder’s income for a preceding taxation year. In addition, if at any time a Debenture should become an “investment contract” (as defined in the Tax Act) in relation to a Holder (other than a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary), such Holder will be required to include in computing income for a taxation year any interest that accrues to the Holder on the Debenture up to any “anniversary day” (as defined in the Tax Act) in that year to the extent such interest was not otherwise included in the Holder’s income for that year or a preceding year.
A Holder of Debentures that throughout the relevant taxation year is a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay the refundable tax of 6 2/3% on its “aggregate investment income”, which is defined in the Tax Act to include interest income.
Any amount paid by the Issuer as a penalty or bonus because of early repayment of all or part of the principal amount of the Debenture will be deemed to be received by the Holder as interest on the Debenture and will be required to be included in the Holder’s income as described above, to the extent such amount can reasonably be considered to relate to, and does not exceed the value at the time of payment of, interest that would otherwise have been payable on the Debenture for periods ending after the payment of such amount.
If the Issuer were to satisfy an Interest Obligation in the manner described under “Method of Payment — Payment of Interest”, the Canadian federal income tax consequences to a Holder would not differ from those described above.
Exercise of Conversion Privilege
Generally, a Holder who converts a Debenture into Common Shares (or Common Shares and cash delivered in lieu of a fraction of a Common Share) pursuant to the conversion privilege will be deemed not to have disposed of the Debenture for the purposes of the Tax Act and, accordingly, will not be considered to realize a capital gain (or capital loss) on such conversion. Under the current administrative practice of the CRA, a Holder who, upon conversion of a Debenture, receives cash not in excess of $200 in lieu of a fraction of a Common Share may either treat this amount as proceeds of disposition of a portion of the Debenture, thereby realizing a capital gain (or capital loss), or reduce the adjusted cost base of the Common Shares that the Holder receives on the conversion by the amount of the cash received.
Upon a conversion of a Debenture, interest accrued thereon to the date of conversion will be included in computing the income of the Holder as described above under “Taxation of Interest on Debentures”.
The aggregate cost to a Holder of the Common Shares acquired on the conversion of a Debenture will generally be equal to the Holder’s adjusted cost base of the Debenture immediately before the conversion. The adjusted cost base to a holder of Common Shares at any time will be determined by averaging the cost of such Common Shares with the adjusted cost base of any other Common Shares owned by the Holder as capital property at that time.
Disposition of Debentures
A disposition or deemed disposition of a Debenture by a Holder, including a redemption, payment on maturity or purchase for cancellation or otherwise but not including the conversion of a Debenture into Common Shares pursuant to the Holder’s conversion privilege as described above, will generally result in the Holder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (adjusted as described below) are greater (or less) than the aggregate of the Holder’s adjusted cost base thereof and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Taxation of Capital Gains and Capital Losses”.

If the Issuer pays any amount upon the redemption, purchase or maturity of a Debenture by issuing Common Shares to the Holder, the Holder’s proceeds of disposition of the Debenture will be equal to the fair market value, at the time of disposition of the Debenture, of the Common Shares and any other consideration so received (except any consideration received in satisfaction of accrued interest). The Holder’s adjusted cost base of the Common Shares so received will be equal to the fair market value of such Common Shares. The adjusted cost base to a Holder of Common Shares at any time will be determined by averaging the cost of such Common Shares with the adjusted cost base of any other Common Shares owned by the Holder as capital property at that time.
Upon a disposition or deemed disposition of a Debenture, interest accrued thereon to the date of disposition will be included in computing the income of the Holder as described above under “Taxation of Interest on Debentures”, and will be excluded in computing the Holder’s proceeds of disposition of the Debenture.
Disposition of Common Shares
A disposition or a deemed disposition of a Common Share by a Holder (except to the Issuer) will generally result in the Holder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share are greater (or less) than the aggregate of the Holder’s adjusted cost base thereof and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Taxation of Capital Gains and Capital Losses”.
Taxation of Capital Gains and Capital Losses
Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Holder in a taxation year must be included in the Holder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a Holder in a taxation year must be deducted from taxable capital gains realized by the Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.
The amount of any capital loss realized by a Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of dividends received or deemed to be received by it on such Common Share (or on a share for which the Common Share has been substituted) to the extent and under the circumstances described by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or a trust.
A Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable for a refundable tax of 6 2/3% on investment income, including taxable capital gains.
Receipt of Dividends on Common Shares
A Holder will be required to include in computing its income for a taxation year any dividends received (or deemed to be received) on the Common Shares, unless in the case of Canadian resident corporations, the application of a specific anti-avoidance rule recharacterizes such dividends as proceeds of disposition or a capital gain.
In the case of a Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit rules for “eligible dividends”. Eligible dividends will generally include dividends paid by taxable Canadian corporations, such as the Issuer, where those dividends have been designated as “eligible dividends” by the corporation at or prior to the time the dividends are paid. Counsel has been advised that the Issuer intends to designate all dividends paid on the Common Shares as eligible dividends for these purposes, but there is no assurance that this will always be the case.
Taxable dividends received by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.
In the case of a Holder that is a corporation, dividends received (or deemed to be received) on Common Shares by the Holder will generally be included in the Holder’s gross income for the taxation year in which such dividends are received and will generally be deductible in computing the Holder’s taxable income. A “private corporation” or a “subject corporation”, as such terms are defined in the Tax Act, may be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received (or deemed to be received) on Common Shares to the extent such dividends are deductible in computing taxable income for the year.
INTEREST OF EXPERTS
Certain legal matters relating to the Offering will be passed upon by Goodmans LLP, on behalf of the Issuer, and by Torys LLP, on behalf of the Underwriters. No person or company whose profession or business gives authority to a statement made by such person or company and who is named in this short form prospectus or in a document that is specifically incorporated by reference into this short form prospectus as having prepared or certified a part of this short form prospectus has received or shall receive a direct or indirect interest in the property of the Issuer or of any associate or affiliate of the Issuer. As at the date hereof, the partners and associates of each of the foregoing firms beneficially own, directly or indirectly, less than one percent of the securities of the Issuer and its associates and affiliates. In addition, none of the aforementioned persons or companies, nor any director, partner, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a trustee, officer or employee of the Issuer or of any associates or affiliates of the Issuer.
AUDITORS, TRANSFER AGENT AND REGISTRAR
The auditors of the Issuer are Ernst & Young LLP, Certified Public Accountants, MetroPark, 99 Wood Avenue South, P.O. Box 751, Iselin, New Jersey 08830-0471.
The transfer agent and registrar for the Debentures is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.
RISK FACTORS
An investment in the Debentures involves a high degree of risk. An investment in the Debentures should be considered speculative due to various factors. An investment in the Debentures should only be made by persons who can afford the total loss of their investment. Prospective investors should consider carefully all of the information set out in this short form prospectus and in the documents incorporated by reference and the risks attaching to an investment in the Issuer, including, in particular, those risk factors set forth below and the specific factors set out under “Risk Factors” at pages 41 to 52 of the AIF, before making any investment decision. All statements regarding the Issuer’s business should be viewed in light of these risk factors. Investors should consider carefully whether investment in the Debentures is suitable for them in the light of the information in this short form prospectus and in the documents incorporated by reference and their personal circumstances. Such information does not purport to be an exhaustive list. If any of the identified risks were to materialize, the Issuer’s business, financial position, results and/or future operations may be materially adversely affected. Additional risks and uncertainties not presently known to the Issuer, or which the Issuer currently deems immaterial, may also have an adverse effect upon the Issuer. There can be no certainty that the Issuer will be able to implement successfully the strategy set out in this short form prospectus and in the documents incorporated by reference. No representation is or can be made as to the future performance of the Issuer and there can be no assurance that the Issuer will achieve its objectives. Investors should consult their own professional advisors to assess the tax, legal and other aspects of an investment in Debentures.
The Issuer may not be able to satisfy Interest Payments on the Debentures
The likelihood that purchasers will receive the payments owing to them in connection with the Debentures will be dependent upon the financial health, and creditworthiness of the Company and the ability of the Company to earn revenues. The Debentures are subordinated to the Senior Indebtedness. This subordination may significantly reduce the possibilities for purchasers of obtaining payment of the amounts owed under the Debentures.
Market for the Debentures
There is currently no market through which the Debentures may be sold. Even though an application has been made to list the Debentures on the TSX, there can be no assurance that such listing application will be accepted by the TSX and that a secondary market for trading in the Debentures will develop or that any secondary market, which does develop, will continue. Also, there can be no assurances that any such secondary market will be active.

The Issuer may not be able to purchase Debentures on a Change of Control
The Issuer will be required to offer to purchase all outstanding Debentures upon the occurrence of a Change of Control. However, it is possible that following a Change of Control, the Issuer will not have sufficient funds at that time to make the required purchase of outstanding Debentures or that restrictions contained in other indebtedness will restrict those purchases. See “Description of Debentures — Change of Control”.
Redemption prior to Maturity
The Debentures may be redeemed, at the option of the Issuer, on and after July 1, 2014 and prior to the Maturity Date at any time and from time to time (provided that, in the case of any redemption between July 1, 2014 and June 30, 2016, the Weighted Average Trading Price of the Common Shares on the NASDAQ for the 20 consecutive Trading Days ending five Trading Days preceding the date on which the notice of redemption is given is not less than 125% of the Conversion Price or, if at the time of redemption the common shares are not listed on the NASDAQ, the Weighted Average Trading Price of the Common Shares on the TSX for the 20 consecutive Trading Days ending five Trading Days preceding the date on which the notice of redemption is given (converted into US dollars at the daily Bank of Canada noon rate of exchange posted on the Business Day immediately preceding the date on which the notice of redemption is given) is not less than 125% of the Conversion Price), upon payment of the principal, together with any accrued and unpaid interest. Debentureholders should assume that this redemption option will be exercised if the Issuer is able to refinance at a lower interest rate or it is otherwise in the interest of the Issuer to redeem the Debentures.
Conversion following certain transactions
In the case of certain transactions, each Debenture will become convertible into securities, cash or property receivable by a holder of Common Shares in the kind and amount of securities, cash or property into which the Debenture was convertible immediately prior to the transaction. This change could substantially lessen or eliminate the value of the conversion privilege associated with the Debentures in the future. See “Description of the Debentures — Conversion — Changes to Conversion Right”.
Credit Risk
The likelihood that purchasers of the Debentures will receive payments owing to them under the terms of the Debentures will depend on the financial health of the Company and its creditworthiness.
Subordination of Debentures
The Debentures are unsecured obligations of the Issuer and are subordinate in right of payment to all of the Issuer’s Senior Indebtedness. In the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the Issuer, the assets that serve as collateral for any Senior Indebtedness would be made available to satisfy the obligations of the creditors of such Senior Indebtedness before being available to pay the Issuer’s obligations to Debentureholders. Accordingly, all or a substantial portion of the Issuer’s assets could be unavailable to satisfy the claims of the Debentureholders.
Dilution
The Issuer may determine to redeem outstanding Debentures for Common Shares or to repay outstanding principal amounts thereunder at maturity of the Debentures by issuing additional Common Shares. The issuance of additional Common Shares may have a dilutive effect on shareholders and an adverse impact on the price of Common Shares.
Prevailing Yields on Similar Securities
Prevailing yield on similar securities will affect the market value of the Debentures. Assuming all other factors remain unchanged, the market value of the Debentures will decline as prevailing yields for similar securities rise, and will increase as prevailing yields for similar securities decline.
Investment Eligibility
The Issuer will endeavour to ensure that the Debentures and the Common Shares continue to be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds, deferred profit sharing plans (except, in the case of the Debentures, a deferred profit sharing plan to which the

Issuer, or an employer that does not deal at arm’s length with the Issuer, has made a contribution), registered disability savings plans and TFSAs, although there is no assurance that the conditions prescribed for such qualified investments will be adhered to at any particular time. The Tax Act imposes penalties for the acquisition or holding of non-qualified or prohibited investments.
STATUTORY AND CONTRACTUAL RIGHTS OF RESCISSION
AND STATUTORY RIGHTS OF WITHDRAWAL
Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right generally may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some provinces and territories, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.
Under the Indenture, original purchasers of Debentures under the Offering will have a contractual right of rescission following the issuance of Common Shares to such purchasers pursuant to the exercise of the Debenture conversion right, if this short form prospectus (including documents incorporated by reference) or any amendment contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days of the Closing Date.

AUDITORS’ CONSENT
We have read the short form prospectus of Student Transportation Inc. (formerly Student Transportation of America Ltd.) dated May 31, 2011 relating to the issue and sale of convertible subordinated unsecured debentures. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
We consent to the incorporation by reference in the above-mentioned prospectus of our report dated September 22, 2010 to the shareholders of Student Transportation Inc. on the consolidated balance sheets of Student Transportation Inc. as at June 30, 2010 and 2009, and the consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the two-year period ended June 30, 2010.

MetroPark, New Jersey	(signed) Ernst & Young LLP
May 31, 2011	Certified Public Accountants

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CERTIFICATE OF THE ISSUER
Dated: May 31, 2011
This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces and territories of Canada.

STUDENT TRANSPORTATION INC.

By: (signed) Denis J. Gallagher		By: (signed) Patrick J. Walker
Chief Executive Officer		Chief Financial Officer

On behalf of the Board of Directors

By: (signed) Irving R. Gerstein		By: (signed) Grace Palombo
Director		Director

B-1

CERTIFICATE OF THE UNDERWRITERS
Dated: May 31, 2011
To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces and territories of Canada.

SCOTIA CAPITAL INC.	NATIONAL BANK FINANCIAL INC.

By: (signed) Elian Terner	By: (signed) Mitchell Gilbert
BMO NESBITT BURNS INC.
By: (signed) Glenn Gatcliffe
CIBC WORLD MARKETS INC.
By: (signed) Kevin Li
RAYMOND JAMES LTD.
By: (signed) Jeremy Rakusin
WELLINGTON WEST CAPITAL
MARKETS INC.
By: (signed) Noam Silberstein

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